                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2008

                        Commission File Number: 000-11743

                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)

                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X   Form 40-F
                                     -----           -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No   X
                                    -----    -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                  -----


                                       1
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                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Announcement Regarding Cancellation of Company Shares                        3

Signature                                                                    4

Exhibit 1     Announcement Regarding Cancellation of Company Shares

              ANNOUNCEMENT REGARDING CANCELLATION OF COMPANY SHARES

     On March 26, 2008, we announced that the board of directors of the Company resolved to cancel certain Company shares pursuant to the provisions of Article 178 of the Corporate Law. Attached as Exhibit 1 hereto is an English translation of the announcement.

                                       3
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         WACOAL HOLDINGS CORP.
                                         (Registrant)


                                         By: /s/ Ikuo Otani
                                             -----------------------------------
                                             Ikuo Otani
                                             General Manager, Corporate Planning

Date: March 26, 2008

                                       4
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                                    EXHIBIT 1

                              (English Translation)

                                                                  March 26, 2008

To whom it may concern:

                                WACOAL HOLDINGS CORP.
                                Yoshikata Tsukamoto, Representative Director
                                (Code Number: 3591)
                                (Tokyo Stock Exchange, First Section)
                                (Osaka Securities Exchange, First Section)
                                Ikuo Otani, General Manager, Corporate Planning (Telephone: 075-682-1010)

              Announcement Regarding Cancellation of Company Shares

                   (Cancellation of company shares pursuant to
               the provisions of Article 178 of the Corporate Law)

     Wacoal Holdings Corp. (the "Company") hereby announces that the board of directors of the Company resolved at the board meeting held on March 26, 2008 to cancel certain Company shares as described below pursuant to the provisions of
Article 178 of the Corporate Law.

                                      NOTE

(1) Type of shares to be cancelled:               Common stock

(2) Number of shares to be cancelled:             3,900,000 (2.65% of total
                                                  issued shares before
                                                  cancellation)

(3) Scheduled date of cancellation of shares:     March 28, 2008

(Reference)

     The aggregate number of issued shares (including treasury stock) after cancellation will be 143,378,085 shares.

                                                                         - End -

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